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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 27)*

The Timken Company

(Name of Issuer)

Common Stock Without Par Value

(Title of Class of Securities)

8873895

(Cusip Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 8873895			Page 2 of 5 pages

1.	Name of Reporting Person: Ward Jackson Timken		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 497,475

		6.	Shared Voting Power: 6,501,141

		7.	Sole Dispositive Power: 497,475

		8.	Shared Dispositive Power: 6,501,141

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,998,616

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (11): 7.5%

12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 8873895	Page 3 of 5 pages

Item 1.
	(a)	Name of Issuer:
The Timken Company
	(b)	Address of Issuer’s Principal Executive Offices:
1835 Dueber Avenue, S.W. Canton, OH 44706

Item 2.
	(a)	Name of Person Filing:
Ward Jackson Timken
	(b)	Address of Principal Business Office or, if none, Residence:
200 Market Avenue, North-Suite 210 Canton, OH 44702
	(c)	Citizenship:
United States of America
	(d)	Title of Class of Securities:
Common Stock Without Par Value
	(e)	CUSIP Number:
8873895

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 8873895	Page 4 of 5 pages

Item 4.	Ownership.
(a) Amount beneficially owned:
6,998,616
(b) Percent of class:
7.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
497,475
(ii) Shared power to vote or to direct the vote:
6,501,141
(iii) Sole power to dispose or to direct the disposition of:
497,475
(iv) Shared power to dispose or to direct the disposition of:
6,501,141
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Not Applicable
Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

“In response to item 6, other persons have the right to receive and, in certain cases, share the right to direct the receipt of the dividends from, and the proceeds from the sale of 6,501,141 shares of the securities identified in this Schedule 13G.

5,247,944 shares of the securities identified in this Schedule 13G are held by the Timken Foundation of Canton, which is a charitable foundation. The four trustees of the Timken Foundation of Canton are Messrs. Ward J. Timken, Jr., Mrs. Nancy S. Knudsen, Joy A. Timken and me. All of the trustees share the voting and dispositive power with respect to the securities held by the Timken Foundation of Canton.

1,253,197 shares of the securities identified in this Schedule 13G are held by my wife, or trusts or foundations other than the Timken Foundation of Canton. I disclaim the beneficial ownership of these securities except for 532,500 shares held in trust in which I have a one-sixth interest as a lifetime income beneficiary. I also disclaim beneficial ownership of the securities held by the Timken Foundation of Canton.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification. (See Instructions)

CUSIP No. 8873895	Page 5 of 5 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 1, 2006
By:	/s/ Ward Jackson Timken
Name:	Ward Jackson Timken
Title:	Director

Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)